

Mail Stop 3561

September 2, 2009

<u>Via U.S. Mail and Facsimile to</u>
Mr. Alan Brown
President and Director
Tombstone Exploration Corporation
1515 Red Top Rd. P.O. Box 1280
Tombstone, Arizona 85638

Dear Mr. Brown:

Your most recent Form 20-F includes financial statements audited by Moore and Associates Chartered ("Moore"). On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at http:
http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

Please disclose in Item 16F of your next Form 20-F filed with Commission that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

Mr. Alan Brown
Tombstone Exploration Corporation
September 2, 2009
Page 2

        Please also advise us as to how you intend to address any re-audit requirements no later than September 17, 2009. If you have any questions, I can be reached at 202-551-3849.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant